CUSIP No. 24688L102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

China Solar & Clean Energy Solutions, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

24688L102
(CUSIP Number)

Joseph P. Bartlett, Esq.
Greenberg Glusker Fields Claman & Machtinger LLP
1900 Avenue of the Stars, Suite 2100
Los Angeles, CA 90067
(310) 201-7481
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

August 13, 2008
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /  /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24688L102

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person David Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 1,949,283
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 1,949,283

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,949,283

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 12.3%(1)

(14)	Type of Reporting Person (See Instructions) IN

_________________
(1)           Based on 15,799,450 shares of Common Stock outstanding, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2008.

CUSIP No. 24688L102

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 1,949,283
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 1,949,283

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,949,283

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 12.3%(1)

(14)	Type of Reporting Person (See Instructions) IN

_________________
(1)	Based on 15,799,450 shares of Common Stock outstanding, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2008.

CUSIP No. 24688L102

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 1,949,283
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 1,949,283

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,949,283

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 12.3%(1)

(14)	Type of Reporting Person (See Instructions) OO

_________________
(1)           Based on 15,799,450 shares of Common Stock outstanding, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2008.

CUSIP No. 24688L102

Item 1.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the “Reporting Persons”) with the Securities and Exchange Commission on August 31, 2007 (the “Initial Schedule 13D”) and prior amendment thereto  Capitalized terms used in this Amendment No. 2 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D or prior amendment thereto.

This Amendment No. 2 is being made to disclose the execution of two Securities Purchase Agreements, both dated August 13, 2008 (the “Agreements”), pursuant to which the Reporting Persons disposed, in the aggregate, 500,000 shares of Common Stock at $1.00 per share.  The total sale price of these private placements was $500,000.00.   A form of the Agreements are attached hereto as Exhibit “B” and “C” and incorporated herein by this reference.

Item 5.    Interest in Securities of the Issuer

(a)           As of the date of this Amendment No. 2, each reporting person beneficially owns 1,949,283 shares of Common Stock, which are held of record by the Trust.

(b)           Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

(c)           On August 13, 2008, the Reporting Persons entered into (i) a Security Purchase Agreement to sell 325,000 shares of Common Stock for a sale price of $1.00 per share (the terms and conditions of the this sale are set forth in Exhibit “B”), and (ii) a Security Purchase Agreement to sell 175,000 shares of Common Stock for a sale price of $1.00 per share (the terms and conditions of the this sale are set forth in Exhibit “C”).

(d)           Not applicable.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

(a)  Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 2 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum’s Attorney-In-Fact.

(b)  Securities Purchase Agreement dated August 13, 2008 for the sale of 325,000 shares.

(c)  Securities Purchase Agreement dated August 13, 2008 for the sale of 175,000 shares.

Item 7.    Material to Be Filed as Exhibits

Exhibit A:  Agreement Regarding Joint Filing of Schedule 13D.

Exhibit B:  Form of Securities Purchase Agreement dated August 13, 2008 for the sale of 325,000 shares.

Exhibit C:  Form of Securities Purchase Agreement dated August 13, 2008 for the sale of 175,000 shares.

CUSIP No. 24688L102

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: November 25, 2008	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 24688L102

Exhibit A

Agreement Regarding Joint Filing of Amendment No. 2 to Schedule 13D

The undersigned agree that the Amendment No. 2 to Schedule 13D with respect to the Common Stock of China Solar & Clean Energy Solutions, Inc. is a joint filing being made on their behalf.

.

Dated: November 25, 2008	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

A-1

CUSIP No. 24688L102

Exhibit B

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the "Agreement') is made and entered into as of this 13th day of August, 2008 between Hun-Mei 21st Century Partners L.P. (the "Purchaser") and Quercus Trust (the "Seller").

WITNESSETH:

WHEREAS, the Seller is the beneficial owner of 325,000 shares of common stock, $.0001 par value per share (the "Shares"), of China Solar & Clean Energy Solutions, Inc.( the "Company"); and

WHEREAS, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, upon and subject to the terms and conditions set forth herein, the Shares.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements of the parties herein contained, the Seller and the Purchaser hereby agree as follows:

1.        Recitals. The foregoing recitals are hereby incorporated herein by reference and acknowledged as true and correct by the parties hereto.

2.        Sale and Purchase of Shares.

2.1       Seller will sell to Purchaser and Purchaser agrees to purchase the Shares from Seller in exchange for the payment of Three Hundred Twenty Five Thousand ($325,000.00) (the "Purchase Price"), to be paid using best efforts to Seller on or before 5:00 PM EDT on August. 21st , 2008 (the "Closing"), which shall be deposited in the escrow account of the Escrow Agent (Escrow, LLC) and shall be payable pursuant to the terms set forth below.

2.2        Closing. On or before the Closing the Parties shall perform, in order:

a.           Purchaser shall deliver to Seller a copy of this Agreement executed by Purchaser.;

b.           Seller shall deliver a fully executed copy of this Agreement to Purchaser;

c.           Seller shall deliver under reasonable time to the Escrow Agent (Escrow, LLC) certificates representing the Shares in negotiable form with stock transfer powers (containing a signature guarantee acceptable to the Company's transfer agent) attached thereto (collectively, the "Certificates"). Escrow Agent (Escrow, LLC) will have the certificates re cut into the names of the purchaser and then the transfer agent will issue to all respective parties the certificates underlying this Securities Purchase Agreement;

d.           Purchaser shall wire to the Escrow Agent (Escrow, LLC) and Escrow Agent (Escrow, LLC) to Seller, the Purchase Price minus commissions to the account information as  set forth below:

e.           Upon receipt of the Purchase Price and the Certificates, die Seller shall notify the Purchaser of the receipt of the Purchase Price and the Certificates, at which time the Seller will deliver all shares underlying this Securities Purchase Agreement. The Seller, and such authorizations shall be in writing delivered via facsimile to the Escrow Agent.

f.           Escrow Agent shall deliver to Purchaser the Certificates in accordance with this Securities Purchase Agreement.

3.        Representations and Warranties of the Seller. The Seller hereby represents and warrants to the Purchaser as follows:

 3.1        Ownership of Shares. The Shares are (a) owned solely by the Seller; (b) free and clear of any and all liens, encumbrances, claims, charges and assessments; and (c) subject to no options, agreements, or restrictions with respect to transferability. Please note that the shares represented by this certificate have not been registered under the Securities Act of 1933. Seller shall assign Seller's rights under the February 2008 purchase documents with the Company to Purchaser and take commercially reasonable efforts to provide Purchaser all such rights, provided that Purchaser hereby agrees, for the benefit of the Company, to be subject to all terms and conditions of such documents.

 3.2        Authorization. The Seller has all requisite power, legal capacity and authority to enter into this Agreement and to assume and perform its obligations hereunder. This Agreement, when duly executed and delivered by the Seller, will constitute a legal, valid and. binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

3.3        Approvals and Consents. No action, approval, consent or authorization, including but not limited to, any action, approval, consent or authorization by any governmental or quasi-governmental agency, commission, board, bureau or instrumentality is necessary or required as to the Seller in order to constitute this Agreement as a valid, binding and enforceable obligation of the Seller in accordance with its terms.

4.        Representations and Warranties of the Purchaser.  The Purchaser hereby represents and warrants to the Seller as follows:

 4.1        Authorization. The Purchaser has all requisite power, legal capacity and authority to enter into this Agreement and to assume and perform their obligations hereunder. This Agreement, when duly executed and delivered by the Purchaser, will constitute a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

4.2        Approvals and Consents, No action, approval, consent or authorization, including, but not limited to, any action, approval, consent or authorization by any governmental or quasi-governmental agency, commission, board, bureau or instrumentality is necessary or required as to it in order to constitute this Agreement as a valid, binding and enforceable obligation of it in accordance with its terms.

4.3        Accredited investor. The Purchaser is an "accredited investor," as such term is defined in Rule 501 of Regulation D promulgated under the Securities, and the Purchaser is able to bear the economic risk of an investment in the Shares.

4.4        Entire Agreement; Amendment and Waiver. Except as set forth herein, no representations or warranties have been made to the Purchaser by the Seller, and in purchasing the Shares, the Purchaser is not relying upon any representations other than those specifically contained herein. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter contained herein and supersedes all prior oral or written agreements, if any, between the parties hereto with respect to such subject matter and, except as otherwise expressly provided herein, is not intended to confer upon any other person any rights or remedies hereunder. Any amendments hereto or modifications hereof must be made in writing and executed by each of the parties hereto. Any failure by the Seller or the Purchaser to enforce any rights hereunder shall not be deemed a waiver of such rights.

4.5        Fairness  of Purchase.   Price, The Purchaser and the Seller hereby acknowledge, as evidenced by their signatures hereto, that (a) the Purchase Price paid for the Shares is fair, equitable and valid; and (b) the Company's common stock is subject to .market forces which will result in variances in the value thereof, which variances may be significant.

4.6        Governing Law, This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to conflict of laws principles.

4.7        Binding Effect; Assignment. This Agreement and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the Seller and the Purchaser and their respective heirs, successors and assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be transferred or assigned (by operation of law or otherwise) by any of the parties hereto without the prior written consent of the other party hereto. Any transfer or assignment of any of the rights, interests or obligations hereunder in violation of the terms hereof shall be void and of no force or effect.

4.8        Survival of Representations and Warranties. All representations and warranties made by the parties to this Agreement shall survive the execution and delivery of this Agreement.

4.9        Counterparts. This Agreement may be executed in any number. Of counterparts and each of such counterparts shall be deemed to be an original, and such counterparts shall together constitute but one and the same instrument and shall bind all parties signing such counterpart.

4.10        Additional Documents, The Purchaser and the Seller agree to execute any additional documents reasonably required to affect a transfer of the Shares to the Purchaser.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

SELLER: Quercus Trust By: David Gelbaum: Trustee PURCHASER: Hua-Mei 21st Century Partners L.P. By:

Exhibit C

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of this 13th day of August, 2008 between Guerrilla Partners L.P. (the “Purchaser”) and Quercus Trust (the “Seller”).

WITNESSETH:

WHEREAS, the Seller is the beneficial owner of 175,000 shares of common stock, $.000l par value per share (the “Shares”), of China Solar & Clean Energy Solutions,  Inc. ( the “Company”) and

WHEREAS, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, upon and subject to the terms and conditions set forth herein, the Shares.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements of the parties herein contained, the Seller and the Purchaser hereby agree as follows:

1.           Recitals. The foregoing recitals are hereby incorporated herein by reference and acknowledged as true and correct by the parties hereto,

2.           Sale and Purchase of Shares.

2.1         Seller will sell to Purchaser and Purchaser agrees to purchase the Shares from Seller in exchange for the payment of One Hundred Seventy Five Thousand ($175,000.00) (the “Purchase Price”), to be paid using best efforts to Seller on or before 5:00 PM EDT on August 21st, 2008 (the “Closing”), which shall be deposited in the escrow account of the Escrow Agent (Escrow, LLC) and shall be payable pursuant to the terms set forth below.

2.2         Closing. On or before the Closing the Parties shall perform, in order;

a.           Purchaser shall deliver to Seller a copy of this Agreement executed by Purchaser;

b.           Seller shall deliver a fully executed copy of this Agreement to Purchaser,

c.           Seller shall deliver under reasonable time to the Escrow Agent (Escrow, LLC) certificates representing the Shares in negotiable form with stock transfer powers (containing a signature guarantee acceptable to the Company’s transfer agent) attached thereto (collectively, the “Certificates”).  Escrow Agent (Escrow, LLC) will have the certificates re cut into the names of the purchaser and then the transfer agent will issue to all respective parties the certificates underlying this Securities Purchase Agreement;

d.           Purchaser shall wire to the Escrow Agent (Escrow, LLC) and Escrow Agent (Escrow, LLC) to Seller, the Purchase Price minus commissions to the account information as set forth below:

e.           Upon receipt of the Purchase Price and the Certificates, the Seller shall notify the Purchaser of the receipt of the Purchase Price and the Certificates, at which time the Seller will deliver all shares underlying this Securities Purchase Agreement.  The Seller, and such authorizations shall be in writing delivered via facsimile to the Escrow Agent.

f.           Escrow Agent shall deliver to Purchaser the Certificates in accordance with this Securities Purchase Agreement.

3.           Representations and Warranties of the Seller. The Seller hereby represents and warrants to the Purchaser as follows:

3.1           Ownership of Shares.  The Shares are (a) owned solely by the Seller; (b) free and clear of any and all liens, encumbrances, claims, charges and assessments; and (c) subject to no options, agreements, or restrictions with respect to transferability. Please note that the shares represented by this certificate have not been registered under the Securities Act of 1933. Seller shall assign Seller's rights under the February 2008 purchase documents with the Company to Purchaser and take commercially reasonable efforts to provide Purchaser all such rights, provided that Purchaser hereby agrees, for the benefit of the Company, to be subject to all terms and conditions of such documents.

3.2           Authorization. The Seller has all requisite power, legal capacity and authority to enter into this Agreement and to assume and perform its obligations hereunder. This Agreement, when duly executed and delivered by the Seller, will constitute a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally or by the principles governing the availability of equitable remedies.

3.3           Approvals and Consents. No action, approval, consent or authorization, including but not limited to, any action, approval, consent or authorization by any governmental or quasi-governmental agency, commission, board, bureau or instrumentality is necessary or required as to the Seller in order to constitute this Agreement as a valid, binding and enforceable obligation of the Seller in accordance with its terms.

4.           Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Seller as follows:

4.1           Authorization. The Purchaser has all requisite power, legal capacity and authority to enter into this Agreement and to assume and perform their obligations hereunder. This Agreement, when duly executed and delivered by the Purchaser, will constitute a legal, valid and binding obligation of the Purchaser in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally or by the principles governing the availability of equitable remedies.

4.2           Approvals and Consents.  No action, approval, consent or authorization, including, but not limited to, any action, approval, consent or authorization by any governmental or quasi-governmental agency, commission, board, bureau or instrumentality is necessary or required as to it in order to constitute this Agreement as a valid, binding and enforceable obligation of it in accordance with its terms.

4.3           Accredited Investor. The Purchaser is an “accredited investor,” as such term is defined in Rule 501 of Regulation D promulgated under the Securities, and the Purchaser is able to bear the economic risk of an investment in the Shares.

4.4           Entire Agreement; Amendment and Waiver. Except as set forth herein, no representations or warranties have been made to the Purchaser by the Seller, and in purchasing the Shares, the Purchaser is not relying upon any representations other than those specifically contained herein.  This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter contained herein and supersedes all prior oral or written agreements, if any, between the parties hereto with respect to such subject matter and, except as otherwise expressly provided herein, is not intended to confer upon any other person any rights or remedies hereunder. Any amendments hereto or modifications hereof must be made in writing and executed by each of the parties hereto. Any failure by the Seller or the Purchaser to enforce any rights hereunder shall not be deemed a waiver of such rights.

4.5           Fairness of Purchase Price. The Purchaser and the Seller hereby acknowledge, as evidenced by their signatures hereto, that (a) the Purchase Price paid for the Shares is fair, equitable and valid; and (b) the Company’s common stock is subject to market forces which will result in variances in the value thereof, which variances may be significant.

4.6           Governing Law. This Agreement shall be governed by , and construed in accordance with, the laws of the State of New York without giving effect to conflict of laws and principles.

4.7           Binding Effect; Assignment. This Agreement and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the Seller and the Purchase and their respective heirs, successors and assigns.  Neither this Agreement nor any of the rights, interests or obligation hereunder shall be transferred or assigned (by operation of law or otherwise) by any of the parties hereto without the prior written consent of the other party hereto. Any transfer or assignment of any of the rights, interests or obligation hereunder in violation of the terms hereof shall be void and of no force or effect.

4.8           Survival of Representation and Warranties.  All representations and warranties made by the parties to this Agreement shall survive the execution and delivery of this Agreement.

4.9           Counterparts.  This Agreement may be executed in any number of counterparts and each of such counterparts shall be deemed to be an original, and such counterparts shall together constitute but one and the same instrument and shall bind all parties signing such counterpart.

4.10         Additional Documents. The Purchaser and the Seller agree to execute any additional documents reasonably required to affect a transfer of the Shares to the Purchaser.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

SELLER:

Quercus Trust

By:
        David Gelbaum: Trustee

PURCHASER:

Guerrilla Partners L.A.

By: